                    Filer:  DEAN WITTER SELECT EQUITY TRUST

                      SELECT 10 INDUSTRIAL PORTFOLIO 98-2

                      Investment Company Act No. 811-5065

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   FORM S-6


        For Registration Under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.


             A.  Exact name of Trust:

                 DEAN WITTER SELECT EQUITY TRUST,
                 SELECT 10 INDUSTRIAL PORTFOLIO 98-2

             B.  Name of Depositor:

                 DEAN WITTER REYNOLDS INC.

             C. Complete address of Depositor's principal executive office:

                 DEAN WITTER REYNOLDS INC.
                 Two World Trade Center
                 New York, New York  10048

             D.  Name and complete address of agents for service:

                 MR. MICHAEL D. BROWNE
                 DEAN WITTER REYNOLDS INC.
                 Unit Trust Department
                 Two World Trade Center - 59th Floor
                 New York, New York  10048

                 Copy to:

                 KENNETH W. ORCE, ESQ.
                 CAHILL GORDON & REINDEL
                 80 Pine Street
                 New York, New York  10005

             E.  Total and amount of securities being registered:

                 An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company
                 Act of 1940, as amended

             F. Proposed maximum offering price to the public of the securities being registered:

                 Indefinite

             G.  Amount of filing fee:

                 N/A

             H.  Approximate date of proposed sale to public:

                 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT.

                 The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      DEAN WITTER SELECT EQUITY TRUST,
                    SELECT 10 INDUSTRIAL PORTFOLIO 98-2

                           Cross Reference Sheet

                  Pursuant to Rule 404(c) of Regulation C
                      under the Securities Act of 1933

                (Form N-8B-2 Items required by Instruction 1
                       as to Prospectus on Form S-6)

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus

          I.  ORGANIZATION AND GENERAL INFORMATION

     1.   (a)  Name of Trust                )  Front Cover
          (b)  Title of securities issued   )

     2.   Name and address of Depositor     )  Table of Contents

     3.   Name and address of Trustee       )  Table of Contents

     4.   Name and address of principal     )  Table of Contents
          Underwriter                       )

     5.   Organization of Trust             )  Introduction

     6.   Execution and termination of      )  Introduction; Amendment
          Indenture                         )  and Termination of the
                                            )  Indenture

     7.   Changes of name                   )  Included in Form
                                               N-8B-2

     8.   Fiscal Year                       )  Included in Form
                                               N-8B-2

     9.   Litigation                        )  *

          II.  GENERAL DESCRIPTION OF THE TRUST
               AND SECURITIES OF THE TRUST




     _________________________

     *    Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus




     10.  General Information regarding     )
          Trust's Securities and Rights     )
          of Holders                        )

          (a)  Type of Securities           )  Rights of Unit Holders
               (Registered or Bearer)       )

          (b)  Type of Securities           )  Administration of the
               (Cumulative or Distribu-     )  Trust - Distribution
               tive)                        )

          (c)  Rights of Holders as to      )  Redemption; Public Offer-
               withdrawal or redemption     )  ing of Units -Secondary
                                            )  Market

          (d)  Rights of Holders as to      )  Public Offering of Units
               conversion, transfer, par-   )  - Secondary Market; Ex-
               tial redemption and simi-    )  change Option; Redemp-
               lar matters                  )  tion; Rights of Unit
                                            )  Holders -Certificates
                                            )

          (e)  Lapses or defaults with      )  *
               respect to periodic pay-     )
               ment plan certificates       )

          (f)  Voting rights as to Secu-    )  Rights of Unit Holders -
               rities under the Indenture   )  Certain Limitations;
                                            )  Amendment and Termination
                                            )  of the Indenture

          (g)  Notice to Holders as to      )
               change in:                   )

               (1)  Composition of assets   )  Administration of the
                    of Trust                )  Trust - Reports to Unit
                                            )  Holders; The Trust - Sum-
                                            )  mary Description of the
                                            )  Portfolios
               (2)  Terms and Conditions    )  Amendment and Termination
                    of Trust's Securities   )  of the Indenture
               (3)  Provisions of Inden-    )  Amendment and Termination
                    ture                    )  of the Indenture


     _________________________

     *    Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus




               (4)  Identity of Depositor   )  Sponsor; Trustee
                    and Trustee             )
                                            )
          (h)  Security Holders Consent     )
               required to change:

               (1)  Composition of assets   )  Amendment and Termination
                    of Trust                )  of the Indenture
               (2)  Terms and conditions    )  Amendment and Termination
                    of Trust's Securities   )  of the Indenture
               (3)  Provisions of Inden-    )  Amendment and Termination
                    ture                    )  of the Indenture
               (4)  Identity of Depositor   )  *
                    and Trustee             )

          (i)  Other principal features     )  Cover of Prospectus; Tax
               of the Trust's Securities    )  Status

     11.  Type of securities comprising     )  The Trust - Summary De-
          units                             )  scription of the Portfo-
                                            )  lios; Objectives and Se-
                                            )  curities Selection; The
                                            )  Trust - Special Consid-
                                            )  erations

     12.  Type of securities comprising     )  *
          periodic payment certificates     )

     13.  (a)  Load, fees, expenses, etc.   )  Summary of Essential In-
                                            )  formation; Public Offer-
                                            )  ing of Units - Public Of-
                                            )  fering Price; - Profit of
                                            )  Sponsor;
                                            )  - Volume Discount; Ex-
                                            )  penses and Charges

          (b)  Certain information re-      )  *
               garding periodic payment     )
               certificates                 )






     _________________________

     *    Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus




          (c)  Certain percentages          )  Summary of Essential In-
                                            )  formation; Public Offer-
                                            )  ing of Units - Public Of-
                                            )  fering Price; - Profit of
                                            )  Sponsor; - Volume Dis-
                                            )  count

          (d)  Price differentials          )  Public Offering of Units
                                            )  - Public Offering Price
                                            )

          (e)  Certain other loads, fees,   )  Rights of Unit Holders -
               expenses, etc. payable by    )  Certificates
               holders

          (f)  Certain profits receivable   )  Redemption - Purchase by
               by depositor, principal      )  the Sponsors of Units
               underwriters, trustee or     )  Tendered for Redemption
               affiliated persons           )

          (g)  Ratio of annual charges to   )  *
               income                       )

     14.  Issuance of trust's securities    )  Introduction; Rights of
                                            )  Unit Holders - Certifi-
                                            )  cates

     15.  Receipt and handling of pay-      )  Public Offering of Units
          ments from purchasers             )  - Profit of Sponsor
                                            )

     16.  Acquisition and disposition of    )  Introduction; Amendment
          underlying securities             )  and Termination of the
                                            )  Indenture; Objectives and
                                            )  Securities Selection; The
                                            )  Trust - Summary Descrip-
                                            )  tion of the Portfolio;
                                            )  Sponsor - Responsibility
                                            )
                                            )





     _________________________

     *    Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus




     17.  Withdrawal or redemption          )  Redemption; Public Offer-
                                            )  ing of Units - Secondary
                                            )  Market

     18.  (a)  Receipt and disposition of   )  Administration of the

               income                       )  Trust; Reinvestment Pro-

                                            )  grams

          (b)  Reinvestment of distribu-    )  Reinvestment Programs
               tions                        )

          (c)  Reserves or special fund     )  Administration of the
                                            )  Trust - Distribution

          (d)  Schedule of distribution     )  *

     19.  Records, accounts and report      )  Administration of the
                                            )  Trust - Records and Ac-
                                            )  counts; - Reports to Unit
                                            )  Holders

     20.  Certain miscellaneous provi-      )  Amendment and Termination
          sions of the trust agreement      )  of the Indenture; Sponsor
                                            )  - Limitation on Liability
                                            )  - Resignation; Trustee
                                            )  - Limitation on Liability
                                            )  - Resignation

     21.  Loans to security holders         )  *

     22.  Limitations on liability of de-   )  Sponsor, Trustee; Evalua-
          positor, trustee, custodian,      )  tor - Limitation on Li-
          etc.                              )  ability

     23.  Bonding arrangements              )  Included on Form
                                            )  N-8B-2

     24.  Other material provisions of      )  *
          the trust agreement               )

          III.  ORGANIZATION PERSONNEL AND
               AFFILIATED PERSONS OF DEPOSITOR



     _________________________

     *    Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus




     25.  Organization of Depositor         )  Sponsor

     26.  Fees received by Depositor        )  Expenses and Charges -
                                            )  fees; Public Offering of
                                            )  Units - Profit of Sponsor
                                            )

     27.  Business of Depositor             )  Sponsor and Included in
                                            )  Form N-8B-2

     28.  Certain information as to offi-   )  Included in Form
          cials and affiliated persons of   )  N-8B-2
          Depositor                         )

     29.  Voting securities of Depositor    )  Included in Form
                                            )  N-8B-2

     30.  Persons controlling Depositor     )  *

     31.  Compensation of Officers and      )  *
          Directors of Depositor            )

     32.  Compensation of Directors of      )  *
          Depositor                         )

     33.  Compensation of employees of      )  *
          Depositor                         )

     34.  Remuneration of other persons     )  *
          for certain services rendered     )
          to trust                          )

          IV.  DISTRIBUTION AND REDEMPTION OF SECURITIES

     35.  Distribution of trust's securi-   )  Public Offering of Units
          ties by states                    )  - Public Distribution

     36.  Suspension of sales of trust's    )  *
          securities                        )

     37.  Revocation of authority to dis-   )  *
          tribute                           )



     _________________________

     *    Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus




     38.  (a)  Method of distribution       )  Public Offering of Units
          (b)  Underwriting agreements      )
          (c)  Selling agreements           )

     39.  (a)  Organization of principal    )  Sponsor
               underwriter                  )
          (b)  N.A.S.D. membership of       )
               principal underwriter        )

     40.  Certain fees received by prin-    )  Public Offering of Units
          cipal underwriter                 )  - Profit of Sponsor
                                            )

     41.  (a)  Business of principal un-    )  Sponsor
               derwriter                    )

          (b)  Branch offices of princi-    )  *
               pal underwriter              )

          (c)  Salesman of principal un-    )  *
               derwriter                    )

     42.  Ownership of trust's securities   )  *
          by certain persons                )

     43.  Certain brokerage commissions     )  *
          received by principal under-      )
          writer                            )

     44.  (a)  Method of valuation          )  Public Offering of Units
          (b)  Schedule as to offering      )  *
               price                        )
          (c)  Variation in offering        )  Public Offering of Units
               price to certain persons     )  - Volume Discount; Ex-
                                            )  change Option

     45.  Suspension of redemption rights   )  *

     46.  (a)  Redemption valuation         )  Public Offering of Units
                                            )  - Secondary Market; Re-
                                            )  demption
          (b)  Schedule as to redemption    )  *
               price                        )


     _________________________

     *    Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus




     47.  Maintenance of position in un-    )  See items 10(d), 44 and
          derlying securities               )  46

          V.  INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

     48.  Organization and regulation of    )  Trustee
          Trustee                           )

     49.  Fees and expenses of Trustee      )  Expenses and Charges

     50.  Trustee's lien                    )  Expenses and Charges

          VI.  INFORMATION CONCERNING INSURANCE
               OF HOLDERS OF SECURITIES

     51.  (a)  Name and address of Insur-   )  *
               ance Company                 )
          (b)  Type of policies             )  *
          (c)  Type of risks insured and    )  *
               excluded                     )
          (d)  Coverage of policies         )  *
          (e)  Beneficiaries of policies    )  *
          (f)  Terms and manner of can-     )  *
               cellation                    )
          (g)  Method of determining pre-   )  *
               miums                        )
          (h)  Amount of aggregate premi-   )  *
               ums paid                     )
          (i)  Persons receiving any part   )  *
               of premiums                  )
          (j)  Other material provisions    )  *
               of the Trust relating to     )
               insurance                    )

          VII.  POLICY OF REGISTRANT

     52.  (a)  Method of selecting and      )  Introduction; Objectives
               eliminating securities       )  and Securities Selection;
               from the Trust               )  The Trust - Summary De-
                                            )  scription of the Portfo-
                                            )  lio; Sponsor - Responsi-
                                            )  bility
          (b)  Elimination of securities    )  *
               from the Trust               )

     _________________________

     *    Not applicable, answer negative or not required.

     Form N-8B-2                               Form S-6
     Item Number                               Heading in Prospectus




          (c)  Substitution and elimina-    )  Introduction; Objectives
               tion of securities from      )  and Securities Selection;
               the Trust                    )  Sponsor - Responsibility
          (d)  Description of any funda-    )  *
               mental policy of the Trust   )

     53.  Taxable status of the Trust       )  Cover of Prospectus; Tax
                                            )  Status

          VIII.  FINANCIAL AND STATISTICAL INFORMATION

     54.  Information regarding the         )  *
          Trust's past ten fiscal years     )

     55.  Certain information regarding     )  *
          periodic payment plan certifi-    )
          cates                             )

     56.  Certain information regarding     )  *
          periodic payment plan certifi-    )
          cates                             )

     57.  Certain information regarding     )  *
          periodic payment plan certifi-    )
          cates                             )

     58.  Certain information regarding     )  *
          periodic payment plan certifi-    )
          cates                             )

     59.  Financial statements              )  Statement of Financial
          (Instruction 1(c) to Form S-6)    )  Condition













     _________________________

     *    Not applicable, answer negative or not required.

                    SUBJECT TO COMPLETION FEBRUARY 6, 1998



                        DEAN WITTER SELECT EQUITY TRUST
                      SELECT 10 INDUSTRIAL PORTFOLIO 98-2
                           A "UNIT INVESTMENT TRUST"




                  The attached final prospectus for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-1 is hereby used as a preliminary prospectus for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-2. The narrative in-formation relating to the operation of this Series and the structure of the final prospectus for this Series will be sub-stantially the same as that set forth in the attached prospec-tus. Information with respect to pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different from that included in the attached final prospectus since each Series has a unique Portfolio. Accord-ingly, the information contained herein with regard to the pre-vious Series should be considered as being included for infor-mational purposes only.

                  Investors should contact account executives of the Sponsor who will be informed of the expected effective date of this Series and who will be supplied with complete information with respect to such Series on the date of the effectiveness of the registration statement relating to Units of this Series.

                  OFFERS TO SELL OR THE SOLICITATION OF ORDERS TO BUY MAY ONLY BE MADE IN THOSE JURISDICTIONS IN WHICH THE SECURITIES OF A TRUST HAVE BEEN REGISTERED. INVESTORS SHOULD CONTACT ACCOUNT EXECUTIVES OF THE SPONSOR TO DETERMINE WHETHER THE SECURITIES OF A PARTICULAR TRUST HAVE BEEN REGISTERED FOR SALE IN THE STATE IN WHICH THEY RESIDE.

                  INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY THEM BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                       DEAN WITTER SELECT EQUITY TRUST,
                      SELECT 10 INDUSTRIAL PORTFOLIO 98-1

                  The prospectus dated January 5, 1998, File No. 333-41785, is hereby incorporated by reference herein.

     PART II.  ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS


                      CONTENTS OF REGISTRATION STATEMENT

               This registration statement on Form S-6 comprises the fol-lowing documents:

               The facing sheet.

               The Cross Reference Sheet.

               The Prospectus.

               The signatures.

               Listed below is the name and registration number of a pre-vious Series of Select Equity Trust, the final prospectus of which, properly supplemented, is used as a preliminary prospectus for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-2. This prior final prospectus is incorporated herein by reference.

               Dean Witter Select Equity Trust,
               Select 10 Industrial Portfolio 98-1
               (Registration No. 333-41785)

               Written consents of the following persons:

                    .  Cahill Gordon & Reindel (included in Exhibit 5)

                    .  Deloitte & Touche LLP

     The following Exhibits:

          ***EX-3(i)     Certificate of Incorporation of Dean Witter
                         Reynolds Inc.

          ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

            *EX-4.1 Trust Indenture and Agreement, dated Sep-tember 30, 1993.

           **EX-4.2      Draft of Reference Trust Agreement.

         ****EX-5 Opinion of counsel as to the legality of the securities being registered.

         ****EX-23.1     Consent of Independent Auditors.

         ****EX-23.2     Consent of Cahill Gordon & Reindel
                         (included in Exhibit 5).

     ___________________________

     * The Trust Indenture and Agreement is incorporated by refer-ence to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Oppor-tunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity

           Trust, Select 10 Industrial Portfolio 98-1, Registration Num-ber 333-41785.
     **    Filed herewith.
     *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an ex-hibit to the Registration Statement of Sears Tax-Exempt In-vestment Trust, Insured Long Term Series 33 and Long Term Mu-nicipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.
     ****  To be filed by amendment.

                                  SIGNATURES

                  Pursuant to the requirements of the Securities Act of 1933, the registrant, Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-2, has duly caused this Registration Statement to be signed on its behalf by the undersigned, there-unto duly authorized, all in the City of New York and State of New York on the 6th day of February, 1998.

                                      DEAN WITTER SELECT EQUITY TRUST,
                                      SELECT 10 INDUSTRIAL PORTFOLIO 98-2
                                      (Registrant)

                                      By:  Dean Witter Reynolds Inc.
                                           (Depositor)
                                           Thomas Hines
                                           Thomas Hines
                                           Authorized Signatory

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of Dean Witter Reynolds Inc., the Depositor, by the following per-son in the following capacities and by the following persons who constitute a majority of the Depositor's Board of Directors in the City of New York, and State of New York, on this 6th day of February, 1998.

                                      DEAN WITTER REYNOLDS INC.

        Name                          Office

        Philip J. Purcell             Chairman & Chief    )
                                      Executive Officer   )
                                      and Director***     )
        Richard M. DeMartini          Director***
        Robert J. Dwyer               Director***
        Christine A. Edwards          Director***
        Charles A. Fiumefreddo        Director**
        James F. Higgins              Director***
        Mitchell M. Merin             Director*
        Stephen R. Miller             Director***
        Richard F. Powers III         Director*
        Philip J. Purcell             Director***
        Thomas C. Schneider           Director**
        William B. Smith              Director**

                                      By:  Thomas Hines
                                           Thomas Hines
                                           Attorney-in-fact*, **, ***
        __________________________

        * Executed copies of the Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Indus-trial Portfolio 97-1, File No. 333-16839.

        ** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with Amendment No. 1 to the Registration Statement on Form S-6 for Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 96-4, File No. 333-10499.

        *** Executed copies of Powers of Attorney have been filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 for Dean Witter Se-lect Equity Trust, Select 10 International Series 95-1, File No. 33-56389.

                                 Exhibit Index
                                         To
                                      Form S-6
                               Registration Statement
                          Under the Securities Act of 1933

        Exhibit No.         Document

             ***EX-3(i)     Certificate of Incorporation of Dean Witter
                            Reynolds Inc.

             ***EX-3(ii)    By-Laws of Dean Witter Reynolds Inc.

               *EX-4.1 Trust Indenture and Agreement, dated Sep-tember 30, 1993.

              **EX-4.2      Draft of Reference Trust Agreement.

            ****EX-5 Opinion of counsel as to the legality of the securities being registered.

            ****EX-23.1     Consent of Independent Auditors.

            ****EX-23.2     Consent of Cahill Gordon & Reindel
                            (included in Exhibit 5).

        ___________________________

        * The Trust Indenture and Agreement is incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Dean Witter Select Equity Trust, Selected Opportunities Series 18, Registration number 33-50105 and as amended and filed as an exhibit to Dean Witter Select Equity Trust, Select 10 Industrial Portfolio 98-1, Registration number 333-41785.


        **   Filed herewith.

        *** Incorporated by reference to exhibit of same designation filed with the Securities and Exchange Commission as an exhibit to the Registration Statement of Sears Tax-Exempt Investment Trust, Insured Long Term Series 33 and Long Term Municipal Portfolio Series 106, Registration numbers 33-38086 and 33-37629, respectively.

        **** To be filed by amendment.